Exhibit 21.1

NORTHSTAR HEALTHCARE INCOME, INC.
List of Significant Subsidiaries

Formation
Entity Name	Jurisdiction
NorthStar Healthcare Income Operating Partnership, LP	Delaware
TRS NT-HCI, LLC	Delaware
Trilogy Holdings NT-HCI LLC	Delaware
Winterfell Healthcare Holdings NT-HCI, LLC	Delaware
Winterfell Healthcare Owner, LLC	Delaware
Healthcare GA Holdings NT-HCI, LLC	Delaware